Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2013, Makes Further Progress on Financing, and Increases Its Quarterly Dividend

Monaco—(Marketwired – October 28, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three and nine months ended September 30, 2013.

Results for the three months ended September 30, 2013 and 2012

For the three months ended September 30, 2013, the Company had an adjusted net income of $0.6 million (see Non-GAAP Measure section below), or $0.00 basic and diluted earnings per share, excluding a $0.1 million, or $0.00 per share unrealized gain on derivative financial instruments. Including the unrealized gain on derivative financial instruments, the Company had net income of $0.7 million, or $0.00 basic and diluted earnings per share.

For the three months ended September 30, 2012, the Company had an adjusted net loss of $3.7 million (see Non-GAAP Measure section below), or $0.09 basic and diluted loss per share, excluding a $5.9 million, or $0.14 per share, loss from sales of vessels and a $3.0 million, or $0.07 per share, write-off of deferred financing fees.  Including the aforementioned adjustments, the Company had a net loss of $12.5 million, or $0.30 basic and diluted loss per share for the three months ended September 30, 2012.

Results for the nine months ended September 30, 2013 and 2012

For the nine months ended September 30, 2013, the Company had an adjusted net income of $10.8 million (see Non-GAAP Measure section below), or $0.08 basic and diluted earnings per share, excluding a $0.5 million, or $0.00 per share unrealized gain on derivative financial instruments. Including the unrealized gain on derivative financial instruments, the Company had net income of $11.2 million or $0.08 basic and diluted earnings per share.

For the nine months ended September 30, 2012, the Company had an adjusted net loss of $8.3 million (see Non-GAAP Measure section below), or $0.21 basic and diluted loss per share, excluding a $10.4 million, or $0.26 per share, loss from sales of vessels and a $3.0 million, or $0.07 per share, write-off of deferred financing fees.  Including the aforementioned adjustments, the Company recorded a net loss of $21.7 million, or $0.54 basic and diluted loss per share for the nine months ended September 30, 2012.

Declaration of Dividend

On October 28, 2013, the Scorpio Tankers’ board of directors declared a quarterly cash dividend of $0.07 per share, payable on December 18, 2013 to all shareholders as of December 3, 2013 (the record date). There are currently 191,656,422 shares outstanding.

Emanuele Lauro, chief executive officer and chairman of the board commented, "The past few months have been very exciting for us with the delivery of vessels and additional construction contracts for our Newbuilding Program, as well as a successful equity raising. I am pleased that we have made progress on financing our growth, having secured substantial commitments from KEXIM and KSURE."

Summary of Recent and Third Quarter Significant Events:

•
Received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of up to $429.6 million (the “KEXIM Financing”). The KEXIM Financing incorporates an optional guarantee from KEXIM for the issuance by the Company, at the option of the Company, of a five year $125.3 million amortizing bond facility; the proceeds of which will reduce KEXIM’s direct loan commitment in the KEXIM Financing.

•
Received an Acceptance of Insurance Agreement from Korea Trade Insurance Corporation (“KSURE”) covering 95% of an up to $358.3 million KSURE tranche as part of a credit facility of up to $458.3 million (the “KSURE Financing”) that is currently being finalized with a group of financial institutions.

•
Exercised options with Hyundai Samho Heavy Industries ("HSHI") for the construction of two Very Large Gas Carriers (“VLGC”) for approximately $75.0 million each, with deliveries scheduled in the first quarter of 2016.

•
Reached agreements with certain unaffiliated third parties to issue shares in exchange for the transfer of ownership of four MR product tankers currently under construction in South Korea.  The aggregate purchase price of the four vessels is $151.0 million with approximately 30% of the consideration consisting of the newly issued common shares.  Deliveries of vessels are scheduled in the first and second quarters of 2014.

•
Reached agreements with HSHI and Daewoo Shipbuilding and Marine Engineering Co., Ltd. ("DSME") for the construction of a total of nine VLGC for approximately $75.6 million each with deliveries scheduled in the second, third and fourth quarters of 2015.

•
Reached an agreement with Hyundai Mipo Dockyard (“HMD”) to construct four product tankers consisting of two 52,000 dwt MR product tankers for approximately $35.0 million each (deliveries in the second quarter of 2015) and two Handymax ice class-1A (38,000 dwt) product tankers for approximately $32.0 million each (deliveries in the fourth quarter of 2014).

•
Closed on an underwritten offering of 23 million common shares in August 2013 which includes the full exercise of the underwriters’ overallotment of 3 million shares, raising aggregate net proceeds of $209.8 million.

•	Declared and paid a quarterly cash dividend on the Company's common stock of $0.035 per share in September 2013.

•
Took delivery of four MR tankers under the Company’s Newbuilding Program, STI Le Rocher and STI Larvotto in July, STI Fontvieille in August and STI Ville in September 2013.  After delivery, each vessel began a time charter for up to 120 days at approximately $19,000 per day.

 KEXIM Financing

In September 2013, the Company received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) for loan commitments of up to $429.6 million, including a commitment from KEXIM for a commitment of up to $300.6 million (the"KEXIM Tranche").

The KEXIM Financing will be used to finance up to 60% of the contract price of 18 newbuilding product tankers upon delivery. The covenants are similar to those in the Company's existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The KEXIM Financing is subject to executed documentation and is expected to close within the fourth quarter of 2013.

In addition to KEXIM's commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the "KEXIM Guaranteed Note") that may be issued by the Company at the Company's discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

K-SURE Credit Facility

In October 2013, the Company received an Acceptance of Insurance Agreement from KSURE covering 95% of an up to $358.3 million KSURE tranche which will be a component of a credit facility of up to $458.3 million that is in the process of being finalized. The KSURE Financing will also include a commercial tranche (the "Commercial Tranche") of up to $100.0 million.

The KSURE Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. The covenants are similar to those in the Company's existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The facility is subject to credit approval from participating financial institutions as well as executed documentation, and is expected to close within the fourth quarter of 2013.

Newbuilding agreements

In September 2013, the Company reached agreements with certain unaffiliated third parties to issue shares in exchange for the transfer of ownership of four MR product tankers that are currently under construction with SPP Shipbuilding Co., Ltd. of South Korea (“SPP”).  The aggregate purchase price of the four vessels is $151.0 million with approximately 30% of the consideration consisting of the newly issued shares having a valuation based on the fair market value of the shares at the time of issuance.  The new common shares will be issued to Ceres, Valero and a group of institutional investors advised by JP Morgan Asset Management; the remainder of the purchase price will be paid to the shipyard from cash on hand and bank debt.  Deliveries of the vessels are scheduled in the first and the second quarters of 2014.

The transaction also includes a time charter-out agreement for each vessel for a fixed daily revenue amount at current market levels plus a profit sharing arrangement whereby earnings in excess of the base time charter rate will be split between the Company and charterer, Valero.  The first vessel delivered will be time chartered-out for 24 months, and the remaining three will each be time chartered-out for 12 months.  The transactions will be completed by way of novation of the existing shipbuilding agreements and remain subject to final documentation.

In August 2013, the Company reached an agreement with HMD to construct four product tankers consisting of two 52,000 dwt MR product tankers for approximately $35.0 million each and two Handymax ice class-1A (38,000 dwt) product tankers for approximately $32.0 million each. The MR tankers are scheduled to be delivered in the second quarter of 2015, and the Handymax ice class-1A tankers are scheduled to be delivered in the fourth quarter of 2014.

VLGC Newbuilding agreements

In October 2013, the Company exercised options with HSHI for the construction of two VLGC for approximately $75.0 million each. These vessels are expected to be delivered in the first quarter of 2016.

In July and August 2013, the Company reached agreements with HSHI and DSME for the construction of nine VLGC for approximately $75.6 million each.  These vessels are expected to be delivered in the second, third and fourth quarters of 2015.

These vessels are 84,000 cubic meter tankers designed for the carriage of liquefied petroleum gas (“LPG”).

Underwritten offering and full exercise of underwriters’ over-allotment

In August 2013, the Company closed on the sale of 20 million shares of common stock at an offering price of $9.50 per share. The underwriters also fully exercised their over-allotment option to purchase 3 million additional common shares at the offering price. The Company received aggregate net proceeds of $209.8 million after deducting underwriters’ discounts and offering expenses.

Time charter-in update

In October 2013, the Company entered into a new time charter-in agreement on an LR1 vessel that is currently time chartered-in.  The new agreement is for two years at $14,525 per day and commenced upon the expiration of the existing charter in September 2013.

In August 2013, the Company agreed to time charter-in and took delivery of two 2007 built Handymax product tankers (37,412 dwt and 37,455 dwt, respectively).  The first vessel is time chartered-in for 18 months at $12,500 per day with an option for the Company to extend the charter for an additional year at $13,500 per day. The second vessel is time chartered-in for one year at $12,500 per day with an option for the Company to extend the charter for an additional year at $13,250 per day.

In August 2013, the Company declared an option on an LR2 vessel that is currently time chartered-in.  The option period is for six months at $15,000 per day and commences upon the expiration of the existing charter in November 2013

In July 2013, the Company agreed to time charter-in and took delivery of a 2008 built, 73,666 dwt LR1 product tanker for one year at $14,000 per day.  This agreement contains an option for the Company to extend the charter for an additional year at $15,000 per day.

Conference Call

The Company will have a conference call on October 28, 2013 at 12:00 PM Eastern Daylight Time and 5:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888)-215-7046 (U.S.) or 1 (913)-312-0659 (International).  The conference participant passcode is 6328598. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:  http://www.visualwebcaster.com/event.asp?id=96603

Current Liquidity

As of October 25, 2013, the Company had $381.9 million in cash and $75.5 million available to draw down from its 2010 Revolving Credit Facility.

Debt

As of October 28, 2013, the Company’s outstanding debt balance is as follows:

2010 Revolving Credit Facility	$-	million
2011 Credit Facility	65.2	million
STI Spirit Credit Facility	23.4	million
Newbuilding Credit Facility	85.3	million
2013 Credit Facility	-	million

Total	$173.9	million

Newbuilding Program

During the third quarter of 2013, the Company made $255.0 million of installment payments on its newbuilding vessels.  The Company currently has 65 newbuilding vessel orders with HMD, SPP, HSHI and DSME (28 MRs, 14 Handymaxes, 12 LR2s and 11 VLGC).  The estimated future payment dates and amounts are as follows*:

Q4 2013	$215.7	million**
Q1 2014	250.3	million
Q2 2014	397.5	million
Q3 2014	394.8	million
Q4 2014	323.1	million
Q1 2015	134.6	million
Q2 2015	249.2	million
Q3 2015	151.1	million
Q4 2015	197.3	million
Q1 2016	105.0	million
Total	$2,418.6	million***

*These are estimates only and are subject to change as construction progresses.
**$47.0 million has been paid prior to the date of this press release.
***Excludes the consideration of newly issued common shares of approximately 30% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries.

Explanation of Variances on the Third Quarter of 2013 Financial Results Compared to the Third Quarter of 2012

For the three months ended September 30, 2013, the Company recorded net income of $0.7 million compared to a net loss of $12.5 million in the three months ended September 30, 2012.  The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenues, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended September 30, 2013 and 2012:

	For the three months ended September 30,
In thousands of U.S. dollars	2013	2012
Vessel revenue	$57,756	$28,667
Voyage expenses	(1,249)	(6,304)
TCE revenue	$56,507	$22,363

•
TCE revenue increased by $34.1 million to $56.5 million as a result of an increase in the average number of operating vessels (owned and time chartered-in) to 42.3 from 20.4 for the three months ended September 30, 2013 and 2012, respectively.  Additionally, the Company experienced an overall increase in time charter equivalent revenue per day to $14,557 per day from $11,926 per day for the three months ended September 30, 2013 and 2012, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $4.7 million to $11.1 million from $6.4 million for the three months ended September 30, 2013 and 2012, respectively. This increase was primarily driven by an increase in the Company’s owned fleet to an average of 17.3 vessels from 9.9 vessels for the three months ended September 30, 2013 and 2012, respectively.

•
Charterhire expense increased $19.3 million to $31.9 million as a result of an increase in the average number of time chartered-in vessels to 25.0 from 10.5 for the three months ended September 30, 2013 and 2012, respectively.  See the Company’s Fleet List below for the terms of these agreements.

•
Depreciation expense increased $3.0 million to $6.4 million primarily as a result of an increase in the average number of owned vessels to 17.3 from 9.9 for the three months ended September 30, 2013 and 2012.

•
General and administrative expenses increased $3.7 million to $6.5 million.  This increase was driven by (i) a $3.0 million increase in restricted stock amortization (non-cash) and (ii) an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet and Newbuilding program.

•
Financial expenses decreased $3.7 million to $0.4 million primarily as a result of the one-time write-off of deferred financing fees during the three months ended September 30, 2012 of $3.0 million relating to the amendment signed in July 2012 to extend the availability period of the 2011 Credit Facility to January 2014.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2013	2012	2013	2012
Revenue
Vessel revenue	$57,756	$28,667	$154,213	$85,278

Operating expenses:
Vessel operating costs	(11,137)	(6,374)	(27,635)	(22,158)
Voyage expenses	(1,249)	(6,304)	(3,782)	(19,950)
Charterhire	(31,877)	(12,588)	(79,345)	(29,479)
Depreciation	(6,377)	(3,389)	(16,665)	(10,213)
Loss from sale of vessels	-	(5,879)	-	(10,404)
General and administrative expenses	(6,522)	(2,815)	(14,572)	(8,404)
Total operating expenses	(57,162)	(37,349)	(141,999)	(100,608)
Operating income / (loss)	594	(8,682)	12,214	(15,330)
Other (expense) and income, net
Financial expenses	(448)	(4,108)	(2,323)	(6,583)
Realized gain on derivative financial instruments	3	286	25	286
Unrealized gain on derivative financial instruments	118	38	483	38
Financial income	400	4	950	6
Other expenses, net	-	(49)	(106)	(73)
Total other expense, net	73	(3,829)	(971)	(6,326)
Net income / (loss)	$667	$(12,511)	$11,243	$(21,656)

Earnings / (loss) per share

Basic and diluted	$0.00	$(0.30)	$0.08	$(0.54)

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$447,368	$87,165
Accounts receivable	73,961	36,438
Prepaid expenses and other current assets	3,871	956
Inventories	3,498	2,169
Total current assets	528,698	126,728
Non-current assets
Vessels and drydock	640,855	395,412
Vessels under construction	371,236	50,251
Other assets	14,045	889
Total non-current assets	1,026,136	446,552
Total assets	$1,554,834	$573,280

Current liabilities
Bank loans	13,754	7,475
Accounts payable	9,194	11,387
Accrued expenses	3,254	3,057
Derivative financial instruments	675	844
Total current liabilities	26,877	22,763
Non-current liabilities
Bank loans	157,543	134,984
Derivative financial instruments	309	743
Total non-current liabilities	157,852	135,727
Total liabilities	184,729	158,490

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	1,888	650
Additional paid in capital	1,462,232	519,493
Treasury shares	(7,938)	(7,938)
Hedging reserve	(236)	(329)
Accumulated deficit	(85,841)	(97,086)
Total shareholders' equity	1,370,105	414,790
Total liabilities and shareholders' equity	$1,554,834	$573,280

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012

Operating activities
Net income / (loss)	$11,243	$(21,656)
Loss from sale of vessels	-	10,404
Depreciation	16,665	10,213
Amortization of restricted stock	6,738	2,598
Amortization of deferred financing fees	538	3,844
Straight-line adjustment for charterhire expense	7	225
Unrealized gain on derivative financial instruments	(483)	(38)
	34,708	5,590
Changes in assets and liabilities:
Drydock payments	(1,448)	(150)
Increase in inventories	(1,328)	(77)
Increase in accounts receivable	(37,523)	(5,575)
(Increase)/decrease in prepaid expenses and other current assets	(2,942)	129
(Increase)/decrease in other assets	(394)	2,442
Increase in accounts payable	1,337	4,413
(Decrease)/increase in accrued expenses	(29)	598
	(42,327)	1,780
Net cash (outflow) / inflow from operating activities	(7,619)	7,370
Investing activities
Acquisition of vessels and payments for vessels under construction	(585,182)	(176,556)
Proceeds from disposal of vessels	-	101,335
Net cash outflow from investing activities	(585,182)	(75,221)
Financing activities
Bank loan repayment	(24,102)	(75,989)
Bank loan drawdown	52,050	124,173
Debt issuance costs	(12,266)	(2,944)
Gross proceeds from issuance of common stock	983,537	27,000
Equity issuance costs	(35,531)	(1,137)
Purchase of treasury shares	-	(2,440)
Dividends paid	(10,684)	-
Net cash inflow from financing activities	953,004	68,663
Increase in cash and cash equivalents	360,203	812
Cash and cash equivalents at January 1,	87,165	36,833
Cash and cash equivalents at September 30,	$447,368	$37,645

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2013 and 2012
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$10,830	$1,715	$35,536	$8,098

Average Daily Results
Time charter equivalent per day(2)	$14,557	$11,926	$15,388	$12,719
Vessel operating costs per day(3)	6,851	6,935	6,656	7,690

Aframax/LR2
TCE per revenue day (2)	$10,876	$15,809	$12,803	$10,940
Vessel operating costs per day(3)	9,112	7,645	7,799	8,622

Panamax/LR1
TCE per revenue day (2)	$13,349	$13,613	$13,519	$14,609
Vessel operating costs per day(3)	8,174	7,271	7,570	7,783

MR
TCE per revenue day (2)	$17,304	$10,972	$17,706	$11,195
Vessel operating costs per day(3)	5,956	6,593	5,930	7,338

Handymax
TCE per revenue day (2)	$13,029	$11,106	$14,246	$12,804
Vessel operating costs per day(3)	7,157	5,524	6,690	7,414

Fleet data
Average number of owned vessels	17.3	9.9	14.9	10.4
Average number of time chartered-in vessels	25.0	10.5	21.1	8.4

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-	-	-

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of October 28, 2013
	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	SMRP(4)	MR
9	STI Beryl	2013	52,000	-	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
11	STI Larvotto	2013	52,000	-	SMRP(4)	MR
12	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
13	STI Ville	2013	52,000	-	Spot	MR
14	Noemi	2004	72,515	-	SPTP (2)	LR1
15	Senatore	2004	72,514	-	SPTP (2)	LR1
16	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
17	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
18	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
19	STI Spirit	2008	113,100	-	SLR2P (3)	LR2

	Total owned DWT		1,148,520

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (5)
	Time Chartered-In vessels
20	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	14-Apr-14	(6)
21	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-14	(7)
22	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,800	14-Apr-14	(8)
23	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
24	Iver Progress	2007	37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-15	(9)
25	Iver Prosperity	2007	37,455	-	SHTP (1)	Handymax	$12,500	20-Oct-14	(10)
26	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,600	04-Apr-14	(11)
27	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$12,800	17-Jul-14	(12)
28	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$12,800	15-Jul-14	(12)
29	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(13)
30	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(14)
31	Ugale	2007		49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14	(15)
32	Gan Triumph	2010		49,999	-	SMRP(4)	MR	$14,150	20-May-14
33	Nave Orion	2013		49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(16)
34	Freja Lupus	2012		50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(17)
35	Gan-Trust	2013		51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(18)
36	Usma	2007		52,684	1B	SMRP(4)	MR	$13,500	03-Jan-14	(19)
37	SN Federica	2003		72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(20)
38	King Douglas	2008		73,666		Spot	LR1	$14,000	08-Aug-14	(21)
39	Hellespont Promise	2007		73,669	-	SPTP (2)	LR1	$12,500	16-Dec-13	(22)
40	FPMC P Eagle	2009		73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
41	FPMC P Hero	2011		99,995	-	SLR2P (3)	LR2	$14,750	02-May-14	(23)
42	FPMC P Ideal	2012		99,993	-	SLR2P (3)	LR2	$15,000	09-Jan-14	(24)
43	Densa Alligator	2013		105,708	-	SLR2P (3)	LR2	$16,500	17-Sep-14	(25)
44	Khawr Aladid	2006		106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
45	Fair Seas	2008		115,406	-	SLR2P (3)	LR2	$16,250	31-Jan-14	(26)
46	Pink Stars	2010		115,592	-	SLR2P (3)	LR2	$16,125	10-Apr-14
47	Four Sky	2010		115,708	-	SLR2P (3)	LR2	$16,250	02-Sep-14
48	Orange Stars	2011		115,756	-	SLR2P (3)	LR2	$16,125	06-Apr-14

	Total time chartered-in DWT			1,913,611

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class		Vessel type
	Product tankers

49	Hull 2451	HMD	(27)	38,000	1A		Handymax
50	Hull 2452	HMD	(27)	38,000	1A		Handymax
51	Hull 2453	HMD	(27)	38,000	1A		Handymax
52	Hull 2454	HMD	(27)	38,000	1A		Handymax
53	Hull 2462	HMD	(27)	38,000	1A		Handymax
54	Hull 2463	HMD	(27)	38,000	1A		Handymax
55	Hull 2464	HMD	(27)	38,000	1A		Handymax
56	Hull 2465	HMD	(27)	38,000	1A		Handymax
57	Hull 2476	HMD	(27)	38,000	1A		Handymax
58	Hull 2477	HMD	(27)	38,000	1A		Handymax
59	Hull 2478	HMD	(27)	38,000	1A		Handymax
60	Hull 2479	HMD	(27)	38,000	1A		Handymax
61	Hull 2499	HMD	(27)	38,000	1A		Handymax
62	Hull 2500	HMD	(27)	38,000	1A		Handymax
63	Hull 2389	HMD	(27)	52,000			MR
64	Hull 2390	HMD	(27)	52,000			MR
65	Hull 2391	HMD	(27)	52,000			MR

66	Hull 2392	HMD	(27)	52,000	MR
67	Hull 2449	HMD	(27)	52,000	MR
68	Hull 2450	HMD	(27)	52,000	MR
69	Hull 2458	HMD	(27)	52,000	MR
70	Hull 2459	HMD	(27)	52,000	MR
71	Hull 2460	HMD	(27)	52,000	MR
72	Hull 2461	HMD	(27)	52,000	MR
73	Hull 2492	HMD	(27)	52,000	MR
74	Hull 2493	HMD	(27)	52,000	MR
75	Hull S1138	SPP	(28)	52,000	MR
76	Hull S1139	SPP	(28)	52,000	MR
77	Hull S1140	SPP	(28)	52,000	MR
78	Hull S1141	SPP	(28)	52,000	MR
79	Hull S1142	SPP	(28)	52,000	MR
80	Hull S1143	SPP	(28)	52,000	MR
81	Hull S1144	SPP	(28)	52,000	MR
82	Hull S1145	SPP	(28)	52,000	MR
83	Hull S1167	SPP	(28)	52,000	MR
84	Hull S1168	SPP	(28)	52,000	MR
85	Hull S1169	SPP	(28)	52,000	MR
86	Hull S1170	SPP	(28)	52,000	MR
87	Hull S5122	SPP	(28)	52,000	MR
88	Hull S5123	SPP	(28)	52,000	MR
89	Hull S5124	SPP	(28)	52,000	MR
90	Hull S5125	SPP	(28)	52,000	MR
91	Hull S703	HSHI	(29)	114,000	LR2
92	Hull S704	HSHI	(29)	114,000	LR2
93	Hull S705	HSHI	(29)	114,000	LR2
94	Hull S706	HSHI	(29)	114,000	LR2
95	Hull S709	HSHI	(29)	114,000	LR2
96	Hull S710	HSHI	(29)	114,000	LR2
97	Hull S715	HSHI	(29)	114,000	LR2
98	Hull S716	HSHI	(29)	114,000	LR2
99	Hull 5394	DSME	(30)	114,000	LR2
100	Hull 5395	DSME	(30)	114,000	LR2
101	Hull 5398	DSME	(30)	114,000	LR2
102	Hull 5399	DSME	(30)	114,000	LR2

	Total product tankers DWT			3,356,000

	Vessel Name	Yard		Vessel size (cbm)	Vessel type
	LPG Carriers
103	Hull 2336	DSME	(31)	84,000	VLGC
104	Hull 2337	DSME	(31)	84,000	VLGC
105	Hull 2338	DSME	(31)	84,000	VLGC
106	Hull S749	HSHI	(32)	84,000	VLGC
107	Hull S750	HSHI	(32)	84,000	VLGC
108	Hull S751	HSHI	(32)	84,000	VLGC
109	Hull S752	HSHI	(32)	84,000	VLGC
110	Hull S755	HSHI	(32)	84,000	VLGC
111	Hull S756	HSHI	(32)	84,000	VLGC
112	Hull S753	HSHI	(32)	84,000	VLGC
113	Hull S754	HSHI	(32)	84,000	VLGC

	Total LPG carriers (cbm)			924,000

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $14,000 per day.
(7)	We have an option to extend the charter for an additional year at $13,650 per day.
(8)
We have an option to extend the charter for an additional year at $13,650 per day.  The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.

(9)	We have an option to extend the charter for an additional year at $13,500 per day.
(10)	We have an option to extend the charter for an additional year at $13,250 per day.
(11)	We have an option to extend the charter for an additional year at $13,550 per day.
(12)	We have options to extend each charter for an additional year at $13,550 per day.
(13)	We have an option to extend the charter for an additional year at $15,150 per day.
(14)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $15,000 per day.
(16)	We have an option to extend the charter for an additional year at $15,700 per day.
(17)	We have an option to extend the charter for an additional year at $16,000 per day.
(18)
The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(19)	We have an option to extend the charter for an additional year at $14,500 per day.
(20)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(21)	We have an option to extend the charter for an additional year at $15,000 per day.

(22)	We have an option to extend the charter for an additional six months at $14,250 per day.
(23)
We have extended the charter for six months at $15,000 per day beginning in November 2013. Subsequent to that, we have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.

(24)	We have options to extend the charter for two consecutive six month periods at $15,250 per day and $15,500 per day respectively.
(25)	We have an option to extend the charter for one year at $17,550 per day.
(26)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.
(27)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). 24 vessels are expected to be delivered in 2014 and two vessels in the second quarter of 2015.
(28)
These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ).  12 vessels are expected to be delivered during the second, third and fourth quarters of 2014 and four in the first and second quarters of 2015.

(29)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.).  Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.

(30)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering).  Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

(31)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). One vessel is expected to be delivered in the third quarter and two in the fourth quarter of 2015.
(32)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.).  Two vessels are expected to be delivered each in the second quarter, third and fourth quarters of 2015 and two in the first quarter of 2016.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels and gas carriers.  The Company intends to acquire modern, high-quality tankers and gas carriers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers and gas carriers because of the fundamentals of these segments, which the Company believes includes:
•	increasing demand for refined products and LPG,
•	increasing ton miles (distance between new refiners and areas of demand), and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On October 28, 2013, the Company’s board of directors declared a quarterly cash dividend of $0.07 per share, payable on December 18, 2013 to all shareholders as of December 3, 2013 (the record date).  On September 25, 2013, the Company paid a quarterly cash dividend on its common stock of $0.035 per share to all shareholders as of September 10, 2013 (the record date).

Share Buyback Program

On July 9, 2010, the Company’s board of directors authorized a share buyback program of up to $20 million.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of October 28, 2013, the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 19 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 12 MR tankers, and one post-Panamax tanker) with an average age of 4.0 years, time charters-in 29 product tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and has contracted for 65 newbuilding vessels (28 MR, 12 LR2, and 14 Handymax ice class-1A product tankers, and 11 Very Large Gas Carriers), 44 of which are expected to be delivered within 2014, 19 within 2015 and the remaining two in the first quarter of 2016.  Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.  These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)
	For the three months ended September 30,
	2013		2012
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income / (loss)	$667	$0.00	$(12,511)	$(0.30)
Adjustments:
Loss from sale of vessels	-	0.00	5,879	0.14
Write off of deferred financing fees	-	0.00	2,977	0.07
Unrealized gain on derivative financial instruments	(118)	(0.00)	(38)	(0.00)
Total adjustments	(118)	(0.00)	8,818	0.21
Adjusted net income/ (loss)	$549	$0.00	$(3,693)	$(0.09)

	For the nine months ended September 30,
	2013		2012
	Amount	Per share	Amount	Per share
Net income / (loss)	$11,243	$0.08	$(21,656)	$(0.54)
Adjustments:
Loss from sale of vessels	-	0.00	10,404	0.26
Write off of deferred financing fees	-	0.00	2,977	0.07
Unrealized gain on derivative financial instruments	(483)	(0.00)	(38)	(0.00)
Total adjustments	(483)	(0.00)	13,343	0.33
Adjusted net income/ (loss)	$10,760	$0.08	$(8,313)	$(0.21)

Adjusted EBITDA
	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012	2013	2012
Net income / (loss)	$667	$(12,511)	$11,243	$(21,656)
Financial expenses	448	4,108	2,323	6,583
Unrealized gain on derivative financial instruments	(118)	(38)	(483)	(38)
Financial income	(400)	(4)	(950)	(6)
Depreciation	6,377	3,389	16,665	10,213
Amortization of restricted stock	3,856	892	6,738	2,598
Loss from sale of vessels	-	5,879	0	10,404
Adjusted EBITDA	$10,830	$1,715	$35,536	$8,098

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616